Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE ORDINARY GENERAL MEETING
OF APRIL 23, 2014

DATE, TIME AND PLACE: On April 23, 2014 at 3:10 p.m. in the auditorium of  the Centro Empresarial Itaú Unibanco at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras in the city and state of São Paulo.

CHAIR: Claudia Politanski – President; Leila Cristiane Barboza Braga de Melo – Secretary.

QUORUM: Stockholders representing more than 90% of the common shares and more than 20% of the preferred shares of the capital stock of the Company.

LEGALLY PERMITTED ATTENDANCE: Members of the Company’s Management, members of the Fiscal Council and representatives of PricewaterhouseCoopers Auditores Independentes.

CONVENING NOTICE: Published in Valor Econômico on April 2 (p. C1), 3 (p. C2) 4, 2014 (p. C1), and in the Diário Oficial do Estado de São Paulo on April 2 (p. 42), 3 (p. 68) and 4, 2014 (p. 100).

NOTICE TO STOCKHOLDERS: Publication waived pursuant to Article 133, Paragraph 5 of Law 6.404/76.

RESOLUTIONS ADOPTED:

1.         Stockholders were advised that the drafting of these minutes would be in summarized format.

2.         Approval was given to the publication of the minutes omitting the signatures of the stockholders pursuant to Article 130, Paragraph 1 of Law 6.404/76. The waiving of the reading of the documents relating to the agenda was also authorized since said documents had already been widely disclosed to the Stockholders and the Market.

3.         Approved the Balance Sheet, other Account Statements and Explanatory Notes with respect to the fiscal year ending December 31, 2013, together with the Management Discussion and Analysis and the Report of the Independent Auditors, Opinion of the Fiscal Council and the summary of the Audit Committee’s Report, which were published on February 25, 2014 in the newspapers Valor Econômico (pages E5 to E19) and Diário Oficial do Estado de São Paulo (pages 5 to 33). The Balance Sheet and other Account Statements for the semester ending June 30, 2013 were published in the Valor Econômico newspaper of August 13, 2013 (pages E3 to E17).

ORDINARY GENERAL MEETING OF ITAÚ UNIBANCO HOLDING S.A. OF APRIL 23, 2014 AT 3:10 P.M.

4.         Approved the allocation of net income for the fiscal year 2013 in the total amount of R$ 11,661,389,121.25 as follows:

a) R$ 583,069,456.06 to the Legal Reserve account;

b) R$ 5,235,885,978.57 to the Statutory Reserve account, being:

(i)	R$ 1,319,634,989.28 to the Reserve for Dividends Equalization;

(ii)	R$ 1,481,922,195.71 to the Reserve for Working Capital Increase;

(iii)	R$ 2,434,328,793.58 to the Reserve for Increase in Capital of Investees;

c)     R$ 5,842,433,686.62 for payment of  dividends and interest on stockholders’ equity, incorporated in the amount for the mandatory dividend, pursuant to Article 9 of Law 9.249/95, payment of which having been already made in full.

5.         Ratified the resolutions of the Board of Directors with respect to the interim payment to stockholders of the dividends and the interest on stockholders’ equity incorporated in the mandatory dividend amount for 2013 and also the complementary interest on stockholders’ equity decided on February 3, 2014 and paid out on February 28, 2014 to the debit of “Revenue Reserves – Reserve for Equalization of Dividends”.

6.         Recorded that the Board of Directors was evaluated both as a collegiate body and also individually and in the light of its good performance during the period as well as the diligence of its members at the meetings, of the majority stockholder for the granting of 12 (twelve) seats on the Board of Directors, through the reelection of Messrs. ALFREDO EGYDIO ARRUDA VILLELA FILHO, ALFREDO EGYDIO SETUBAL, CANDIDO BOTELHO BRACHER, DEMOSTHENES MADUREIRA DE PINHO NETO, GUSTAVO JORGE LABOISSIÈRE LOYOLA, HENRI PENCHAS, ISRAEL VAINBOIM, NILDEMAR SECCHES, PEDRO LUIZ BODIN DE MORAES, PEDRO MOREIRA SALLES, RICARDO VILLELA MARINO and ROBERTO EGYDIO SETUBAL, all hereunder qualified for the next annual term of office effective until the investiture of those elected by the Annual General Meeting of 2015, the Board of Directors being made up as follows:

BOARD OF DIRECTORS

ALFREDO EGYDIO ARRUDA VILLELA FILHO, Brazilian, married, engineer, bearer of ID (RG-SSP/SP) number 11.759.083-6, registered in the tax register (CPF) under number 066.530.838-88, domiciled in the city and state of São Paulo, at Rua Sansão Alves dos Santos, 102, 2nd  floor, Cidade Monções, CEP 04571-090;

ORDINARY GENERAL MEETING OF ITAÚ UNIBANCO HOLDING S.A. OF APRIL 23, 2014 AT 3:10 P.M.

ALFREDO EGYDIO SETUBAL, Brazilian, married, business administrator, bearer of ID (RG-SSP/SP) number 6.045.777-6, registered in the tax register (CPF) under number 014.414.218-07, domiciled in the city and state of São Paulo at Praça Alfredo Egydio Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902;

CANDIDO BOTELHO BRACHER, Brazilian, married, business administrator, bearer of ID (RG-SSP/SP) number 10.266.958-2, registered in the tax register (CPF) under number 039.690.188-38, domiciled in the city and state of São Paulo at Av. Brigadeiro Faria Lima, 3.400, 4th floor, Itaim Bibi, CEP 04538-132;

DEMOSTHENES MADUREIRA DE PINHO NETO, Brazilian, married, economist, bearer of ID (RG-IFP/RJ) number 04389036-7, registered in the tax register (CPF) under number 847.078.877-91, domiciled in the city and state of São Paulo  at Av. das Nações Unidas, 12.901, Torre Oeste, 24th floor, Brooklin Paulista CEP 04578-910;

GUSTAVO JORGE LABOISSIÈRE LOYOLA, Brazilian, married, economist, bearer of ID (RG-SSP/DF) number 408.776, registered in the tax register (CPF) under number 101.942.071-53, domiciled in the city and state of São Paulo at Rua Estados Unidos, 498, Jardim América CEP 01427-000;

HENRI PENCHAS, Brazilian, married, engineer, bearer of ID (RG-SSP/SP) number 2.957.281, registered in the tax register (CPF) under number 061.738.378-20, domiciled in the city and state of São Paulo at Praça Alfredo Egydio Souza Aranha, 100, Torre Conceição, 12th floor, Parque Jabaquara, CEP 04344-902;

ISRAEL VAINBOIM, Brazilian, divorced, engineer, bearer of ID (RG-SSP/SP) number 14.189.351, registered in the tax register (CPF) under number 090.997.197-87, domiciled in the city and state of São Paulo at Rua Diogo Moreira, 132, suite 1.601, Pinheiros, CEP 05423-010;

NILDEMAR SECCHES, Brazilian,  widower,  engineer, bearer of ID (RG/SSP-SP) number 3.997.339-6, registered in the tax register (CPF) under number 589.461.528-34, domiciled in the city and state of São Paulo at Rua Viradouro, 63, suite 132, Itaim Bibi, CEP 04538-110;

PEDRO LUIZ BODIN DE MORAES, Brazilian, married, economist, bearer of ID (RG-IFP/RJ) number 3.733.122, registered in the tax register (CPF) under number 548.346.867-87, domiciled in the city and state of  Rio de Janeiro at Av. Ataulfo de Paiva, 1100. 2nd floor, Leblon, CEP 22440-035;

PEDRO MOREIRA SALLES, Brazilian, married, banker, bearer of ID (RG-SSP/SP) number 19.979.952-0, registered in the tax register (CPF) under number 551.222.567-72, domiciled in the city and state of São Paulo at Praça Alfredo Egydio Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902;

ORDINARY GENERAL MEETING OF ITAÚ UNIBANCO HOLDING S.A. OF APRIL 23, 2014 AT 3:10 P.M.

RICARDO VILLELA MARINO, Brazilian, married, engineer, bearer of ID (RG-SSP/SP)  number 15.111.115-7, registered in the tax register (CPF) under number 252.398.288-90 domiciled in the city and state of São Paulo at Praça Alfredo Egydio Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902; and

ROBERTO EGYDIO SETUBAL, Brazilian, divorced, engineer, bearer of ID RG-SSP/SP 4.548.549, registered in the tax register (CPF) under number 007.738.228-52, domiciled in the city and state of São Paulo at Praça Alfredo Egydio Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902.

7.         Recorded that all those elected to the Board of Directors: (i) submitted substantiating documents of compliance with the prior conditions for eligibility pursuant to articles 146 and 147 of Law 6.404/76 and current regulations,  particularly Resolution 4.122/12 of the National Monetary Council (“CMN”) and Article 3 of Instruction 367/02 of the Brazilian Securities and Exchange Commission (“CVM”) and (ii) shall be vested in their positions following ratification of their election by the Central Bank of Brazil (“BACEN”).

8.         Further recorded pursuant to the best practices of corporate governance that the Directors Gustavo Jorge Laboissière Loyola, Israel Vainboim, Nildemar Secches and Pedro Luiz Bodin de Moraes are deemed independent members of the Board of Directors.

9.           At the proposal of the majority stockholder IUPAR – Itaú Unibanco Participações S.A. the Fiscal Council was installed on a non-permanent basis for the next term of office and elected to sit on the Fiscal Council were: (i) by nomination of the majority stockholder, as effective members, Messrs. ALBERTO SOZIN FURUGUEM, Brazilian, married, economist, bearer of ID (RG/CORECON 1st  Region) number 2808-8, registered in the tax register (CPF) under number 046.876.477-15, domiciled in the city and state of Rio de Janeiro at Av. das Américas, 5777, Bloco 07, Apto. 304, Barra da Tijuca  CEP 22640-102 and IRAN SIQUEIRA LIMA, Brazilian, married, economist, bearer of ID (RG/CORECON–1st  Region) number 4587, registered in the tax register (CPF) under number 035.001.957-68, domiciled in the city and state of São Paulo at Av. Prof. Luciano Gualberto, 908, FEA-3, Butantã CEP 05508-010 and as their respective alternates, Messrs. JOÃO COSTA, Brazilian, married, economist, bearer of ID (RG-SSP/SP) number 4.673.519, registered in the tax register (CPF) under number 476.511.728-68, domiciled in the city and state of São Paulo at Rua Dr. Abílio Martins de Castro, 75, Jardim Marajoara, CEP 04003-110 and JOSÉ CARUSO CRUZ HENRIQUES, Brazilian, married, lawyer, bearer of ID (RG-SSP/SP) number 4.329.408, registered in the tax register (CPF) under number 372.202.688-15, domiciled in the city and state of São Paulo at Av. Pacaembu, 1.962, Pacaembu, CEP 01234-001; and (ii) by nomination of the stockholder, Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI, in its position as holder of preferred shares, as effective member, LUIZ ALBERTO DE CASTRO FALLEIROS, Brazilian, married, economist, bearer of ID (RG-SSP/SP) number 6.855.739, registered in the tax register (CPF) under number 024.351.768-80, domiciled in Sorocaba, state of São Paulo at Rua José de Oliveira Lamberti, 103, Jardim Americano, CEP 18055-310 and as respective alternate, ERNESTO RUBENS GELBCKE, Brazilian, married, accountant, bearer of ID (RG-SSP/SP) number 2.660.114, registered in the tax register (CPF) under number 062.825.718/04, domiciled in the city and state of São Paulo at Rua Vergueiro, 2.016, 8th and 9th floors, Vila Mariano, CEP 04102-000. The aforementioned members shall make up the Company’s Fiscal Council which is installed for an annual term of office expiring as of the date of the Annual General Meeting of 2015.

ORDINARY GENERAL MEETING OF ITAÚ UNIBANCO HOLDING S.A. OF APRIL 23, 2014 AT 3:10 P.M.

10.         Recorded the presentation for all elected members to the Fiscal Council of documents substantiating compliance with the prior conditions for eligibility, pursuant to Article 162 of Law 6.404/76.

11.      Approved the proposal for establishing the aggregate amount of R$ 145,000,000.00 for compensation of the members of the Board of Directors and the Board of Executive Officers for the fiscal year 2014. This amount hereby approved for compensation may be paid in Brazilian local currency, in shares of the Company or in another form that management shall deem convenient.

12.         In relation to the members of the Fiscal Council, approved the proposal of individual monthly compensation of R$ 15,000.00 for the effective members and of R$ 6,000.00 for the alternates.

QUORUM FOR THE RESOLUTIONS: The resolutions were adopted by a majority of votes.

DOCUMENTS FILED AT THE REGISTERED OFFICES OF THE COMPANY: Balance Sheet and remaining Financial Accounts, Explanatory Notes, Management and Independent Auditors’ Reports, Opinion of the Fiscal Council and summary of the Report of the Audit Committee. Also filed at the registered offices of the Company and certified by the Chair of the Meeting: the Proposal of the Board of Directors of March 20, 2014 and the Votes and the Declared No Votes cast by the Company’s Stockholders.

CONCLUSION: The work of the meeting being declared concluded, these minutes, having been drafted, read and approved, were signed. São Paulo (SP), April 23, 2014. (signed) Claudia Politanski – President; Leila Cristiane Barboza Braga de Melo – Secretary.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer